TASEKO MINES LIMITED
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604)684-6365 Fax: (604)684-8092

INFORMATION CIRCULAR
as at February 13, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on March 22, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Taseko Mines Limited. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act on the shareholder’s behalf at the Meeting in lieu of the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person or company in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons in the accompanying form of proxy will vote or withhold from voting the Common Shares represented thereby in accordance with the instructions of the shareholder. If the shareholder has specified a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. Unless discretionary authority is withheld, the proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

Unless discretionary authority is withheld in respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed Proxy or some other suitable form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at 1-416-263- 9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given on the Proxy. Registered shareholders must follow the instructions of the voice response system. Refer to the enclosed Proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen. Refer to the enclosed Proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return it to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend the Meeting and vote their Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the notice of revocation to Computershare Investor Services Inc. or to the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed February 13, 2006 as the record date (the “Record Date”) for determination of persons entitled to receive notice of and vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of February 13, 2006, the Company had outstanding 109,840,327 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company. This information was determined by the Company from the insider reports available at www.sedi.ca.

The following document was filed with the securities commissions or similar regulatory authorities of British Columbia, Alberta and Ontario and is specifically incorporated by reference into, and forms an integral part of, this information circular:

•	Annual Information Form filed for the fiscal year ended September 30, 2005 and the other publicly filed documents incorporated by reference therein.

A copy of this document incorporated herein by reference may be obtained by a shareholder upon request, without charge, from Jeffrey R. Mason, the Corporate Secretary of the Company, at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone no. (604) 684-6365 or fax no. (604) 684-8092. This document is also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended September 30, 2005, with related management discussion and analysis thereof and the report of the auditor will be placed before the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

The affirmative vote of a simple majority of the votes cast at the Meeting is required to pass the resolutions described herein except a special resolution will be required to approve the adoption of new Articles for the Company. A special resolution is a resolution approved by a majority of two-thirds of the Common Shares entitled to vote at the Meeting. In the unlikely event there are additional nominations from the floor of the Meeting for the office of director or auditor, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently fixed at nine. The board proposes that the number of directors remain at nine. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at nine.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected to fill that director position, until a successor is elected.

The following table and biographical descriptions set out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 13, 2006.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Securities Beneficially Owned or Controlled
David J. Copeland Director British Columbia, Canada	Since March 1994	460,045 Common Shares 780,000 Options (1)
Barry Coughlan Director British Columbia, Canada	Since February 2001	20,000 Common Shares 250,000 Options (2)
Scott D. Cousens Director British Columbia, Canada	Since October 1992	110,666 Common Shares 780,000 Options (1)
Robert A. Dickinson Co-Chairman of the Board of Directors British Columbia, Canada	Since January 1991	500,000 Common Shares 500,000 Options (3)
David Elliott Director British Columbia, Canada	Since July 2004	40,000 Common Shares 100,000 Options (4)
Russell E. Hallbauer President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005	153,000 Common Shares 780,000 Options (5)
Wayne Kirk Director California, USA	Since July 2004	300,000 Options (6)
Jeffrey R. Mason Secretary, Chief Financial Officer and Director British Columbia, Canada	Since March 1994	400,700 Options (7)
Ronald W. Thiessen Co-Chairman of the Board and Director British Columbia, Canada	Since October 1993	883,346 Common Shares 780,000 Options (1)

Notes:

1.

Mr. Copeland, Mr. Cousens and Mr. Thiessen each hold options to purchase 280,000 Common Shares at an exercise price of $0.55 per Share expiring on September 29, 2006, 200,000 Common Shares at $1.36 per Share expiring on September 29, 2006 and 300,000 Common Shares at $1.40 per Share expiring on September 20, 2006.

2.

Mr. Coughlan holds options to purchase 50,000 Common Shares at an exercise price of $0.55 per Share expiring on September 29, 2006, 100,000 Common Shares at $1.36 per Share expiring on September 29, 2006 and 100,000 Common Shares at $1.40 per Share expiring on September 20, 2006.

3.

Mr. Dickinson holds options to purchase 200,000 Common Shares at an exercise price of $1.36 per Share expiring on September 29, 2006 and 300,000 Common Shares at $1.40 per Share expiring on September 20, 2006.

4.	Mr. Elliott holds options to purchase 100,000 Common Shares at an exercise price of $1.40 per Share expiring on September 20, 2006.
5.	Mr. Hallbauer holds options to purchase 780,000 Common Shares at an exercise price of $1.15 per Share expiring on September 28, 2010.
6.

Mr. Kirk holds options to purchase 200,000 Common Shares at an exercise price of $1.36 per Share expiring on September 29, 2006 and 100,000 Common Shares at $1.40 per Share expiring on September 20, 2006.

7.

Mr. Mason holds options to purchase 100,700 Common Shares at an exercise price of $1.36 per Share expiring on September 29, 2006 and 300,000 Common Shares at $1.40 per Share expiring on September 20, 2006.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

DAVID J. COPELAND, P.Eng. – Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present

T. BARRY COUGHLAN, BA – Director

Barry Coughlan is a self-employed businessman and financier who has since 1983 been involved in the financing of publicly-traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and/or director of the following companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002
Farallon Resources Ltd.	Director	March 1998	Present

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present

SCOTT D. COUSENS – Director

Scott D. Cousens provides management, technical and financial services to a number of publicly-traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1992	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	March 1994	September 1994
	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director and Co-Chairman

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has been active in mineral exploration since 1966. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	Present
Amarc Resources Ltd.	Director	April 1993	Present

Company	Positions Held	From	To
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	Present
Great Basin Gold Ltd.	Director	May 1986	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present

DAVID ELLIOTT, CA - Director

Mr.Elliott is a Chartered Accountant with over 25 years of experience with publicly owned Canadian companies trading in Canada and the United States. Mr. Elliott is a Canadian citizen with a Bachelor of Commerce degree from the University of British Columbia. Mr. Elliott’s senior executive positions include the position of President and Chief Operating Officer of Rogers Sugar Limited.

Mr. Elliott is an independent director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

RUSSELL E. HALLBAUER, P.Eng – Director, President and Chief Executive Officer

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy (CIM) since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed

General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.

Mr. Hallbauer has not, within the past five years, been an officer and/or director of any other public company.

H. WAYNE KIRK, LLB - Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 30 years professional experience, Mr. Kirk also has over 10 years senior executive experience in the mining industry.

Mr. Kirk is a US citizen and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2002, Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004, he spent two years as Special Counsel for the law firm Thelen Reid & Priest, in San Francisco.

During the past five years, Mr. Kirk is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

JEFFREY R. MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	June 1998	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present

RONALD W. THIESSEN, CA – Co-Chairman of the Board and Director

Ronald W. Thiessen is a Chartered Accountant, with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006

Company	Positions Held	From	To
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	Present

CORPORATE GOVERNANCE

Canadian securities regulatory policy as reflected in National Instrument 58-101 requires that TSX listed companies must disclose on an annual basis their approach to corporate governance. National Instrument 58-201 provides regulatory staff guidance as to preferred governance practices, although such guideline is not prescriptive (other than for audit committees). Disclosure of the Company’s approach to corporate governance in the context of these two instruments (together the “Policies”), as well as its compliance with the mandatory rules relating to audit committees, is set out below.

Mandate of the Board of Directors

The Board has adopted a formal mandate and understands that its role is (i) to assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identification of the principal risks and opportunities of the Company’s business and ensuring the implementation of appropriate systems to manage these risks, (iii) ethical management and succession planning, including appointing, training and monitoring of senior management and directors, (iv) implementation of a communications policy for the corporation, and (v) the integrity of the corporation’s internal financial controls and management information systems. The mandate has written descriptions for the Board and each committee as well as for executive management. The mandate encourages continuing education requirements for its directors and the governance manual also contains a code of ethical conduct and policies dealing with issuance of news releases and disclosure documents as well as staff share trading black-out periods. The governance policies are available on the Company’s website. The Policies suggest that the Company should have a sufficient number of independent directors generally and especially on its committees of the Board and that it should formalize its governance practices with written charters and mandates which allow verification that they are being observed.

Composition of the Board of Directors

The Policies require that the board of directors of a listed corporation determine and disclose the status of each director as independent or not, based on each director’s interest in, or other relationship with, the corporation. A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board. Each board should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors by board members when they consider it advisable.

Under the Policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is “independent” if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director’s independent judgement. A material relationship includes the situation where a person has been (or has a family member who has been) within the last three years, an employee or executive of the Company or who was employed by the Company’s external auditor in that period. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, if any of the Company’s current executive officers have served at the same time on that entity’s compensation committee, is deemed to have a material relationship. Any individual who (or whose family members or partners) received, directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman) is also deemed to have had a material relationship.

The Board of Directors of the Company is proposing nine nominees for the office of director of whom three nominees can be considered “independent” directors. These are David Elliott, Barry Coughlan, and Wayne Kirk. They are considered independent by virtue of not being, or having been, executive officers of the Company and by virtue of not having received any compensation other than in their roles as directors. The non-independent directors (and the reasons for that status) are Russell E. Hallbauer (President and Chief Executive Officer), Jeffrey Mason (Secretary and Chief Financial Officer), Ronald Thiessen (Co-Chairman and former Chief Executive Officer), David Copeland (advisory and engineering services provider), Scott Cousens (advisory and financial services provider) and Robert A. Dickinson (Co-Chairman). The Board is aware that a majority of its directors are not independent; however it believes that given the Board has three independent directors, that sufficient independent judgement will still be exercised in relation to Board decision making. The independent directors meet quarterly as well as from time to time and otherwise communicate as they deem necessary. The Board believes that Messrs. Elliott, Coughlan, and Kirk, as experienced directors, are sufficiently versed in the expectations of independent directors and fully capable of exercising independent judgement. During the fiscal year ended September 30, 2005, the Board had four (4) meetings attended by Messrs. Copeland, Coughlan, Cousens, Dickinson, Elliott, Kirk, Mason, and Thiessen, and there were eight (8) meetings of the Audit Committee attended by the independent directors – Messrs. Couglan, Elliott and Kirk.

All of the directors of the Company in some combination serve together on one or more Boards of Directors of other publicly traded companies, primarily those affiliated with Hunter Dickinson Inc. (“HDI”), a management company providing geological and administrative services to a group of public companies. As described in the Company’s Annual Information Form, HDI is a private company owned by nine publicly traded resource companies. HDI employs the executive management of all nine companies (of which Taseko Mines Limited is one) and HDI in turn invoices the companies their share of these executive, directorship and other services, including geological, accounting and administrative services. Mr. Hallbauer and Mr. McManus, the Vice President of Operations of Taseko, devote full time efforts to the Company. The Company’s chief financial officer serves as an executive officer of other publicly traded companies connected with HDI.

The Board’s process for nomination of candidates has been an informal process to date but one in which the entire Board is involved. The Board has established a nominating and corporate governance committee to make recommendations to the full Board. With Mr. Hallbauer’s appointment to the office of Chief Executive Officer, and the addition of Mr. McManus as Vice President of Operations, the Board

reviews succession planning on a regular basis. The Board monitors the activities of the senior management through regular meetings and discussions among the Board members and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

The Policies suggest that (i) committees of the board of directors of a listed corporation (other than the audit committee) generally be composed of at least a majority of independent directors (and preferably all independents) and that (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation’s approach to governance issues, (iii) under the audit committee instrument, the audit committee of every board of directors must be composed only of independent directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the audit committee have direct access to the corporation’s external auditor, and (v) the board of directors appoint a committee, of whom the majority are independent, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

Taseko’s Board has to date established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Board has adopted a charter for the Audit Committee in accordance with Multilateral Instrument 52-110 Audit Committees, the Canadian regulatory policy respecting audit committees, in carrying out its audit and financial review functions. The text of the audit committee charter (excluding specified definitions of independence and financial literacy under stock exchange policies and securities law) is available on Taseko’s website. The Audit Committee reviews all financial statements of the Company prior to their publication, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and approves fees for audit services. The Audit Committee meets both separately with auditors (without management present) as well as with management present. The meetings with the auditors discuss the various aspects of the Company’s financial presentation in the areas of audit risk and Canadian and U.S. generally accepted accounting principles.

The Company’s Audit Committee is currently comprised of Barry Coughlan, David Elliott and Wayne Kirk, all of whom are independent as defined in MI 52-110. All members of the Audit Committee are “financially literate” as defined in MI 52-110. The audit committee typically meets quarterly.

Compensation Committee

The Board has established a Compensation Committee, comprised of Barry Coughlan, David Elliott, Wayne Kirk and Jeffrey R. Mason, three of whom are independent. The Board has adopted a charter for the Compensation Committee which is also available for viewing at the Company’s website.

The compensation function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the Directors, to review the performance of the Company’s executive officers, and to make recommendations on compensation to the Board. In addition, the Committee reviews annually the compensation plans for the Company’s non-executive staff. The Compensation Committee delivered management and director compensation recommendations to the Board late in 2005 based on advice from an independent consulting firm.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of four Directors (namely Barry Coughlan, David Elliott, Wayne Kirk and Jeffrey Mason), three of whom are independent Directors for the reasons described above.

The Board has adopted a charter for the Nominating and Corporate Governance Committee in carrying out its duties. This charter is available for viewing at the Company’s website.

The Nominating and Corporate Governance Committee has been given the responsibility of developing the Company’s approach to corporate governance. This Committee has prepared a governance policies and procedures manual to assist members of the Board, management and employees in carrying out their duties. The Corporate Governance Committee reviews with management the prevailing rules and policies in effect from time to time that are applicable to governance of the Company in order to ensure that the Company remains in compliance with all prescribed legal requirements.

The nominating function of the Nominating and Corporate Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of director of the Company. The Committee has developed a written self-evaluation procedure for assessing and evaluating the effectiveness of both the individual Directors as well as the Board as a whole. This function is carried out annually by the Nominating and Corporate Governance Committee, whose evaluations and assessments are then provided to the Board of Directors in connection with its responsibility to evaluate the Board and nominate persons as nominees for the position of director of the Company.

Board Decision Making

Governance policies require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the chief executive officer, including the definition of limits for operational management’s authority. The Company has a non-delegation policy which establishes a single transaction threshold so that a transaction in excess of this threshold requires prior Board approval. Any responsibility which is not delegated to senior management or to a committee of the Board of Directors remains with the full Board.

The Board generally requires that all material transactions receive Board review. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs also generally receive the approval of the plenary Board of Directors.

Recruitment of New Directors and Assessment of Board Performance

Good governance policies suggest that (i) every board of directors of a listed corporation implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director. As noted, the Board has used a self-evaluation questionnaire to ascertain if this method will fulfil its responsibilities in this regard.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of PO Box 10426, Pacific Centre, Vancouver, British Columbia, was appointed auditor of the Company by the shareholders at the last annual shareholders' meeting and, based on a recommendation of the Audit Committee, will be nominated at this Meeting to be the auditor of the Company for the ensuing year, at a remuneration to be fixed by the Audit Committee. KPMG LLP was first appointed as auditor of the Company on November 19, 1999 and confirmed by the shareholders on March 20, 2000.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

“Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000, and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Russell E. Hallbauer(1) Current President and Chief Executive Officer	2005	79,135	Nil	Nil	780,000(4)	Nil	Nil	Nil
Ronald W. Thiessen(2) Former President and Chief Executive Officer	2005 2004 2003	38,418 48,576 37,175	Nil Nil Nil	Nil Nil Nil	Nil 780,000(3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2005 2004 2003	26,085 36,027 28,785	Nil Nil Nil	Nil Nil Nil	Nil 780,000(3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Mr. Hallbauer was appointed as President and Chief Executive Officer on July 10, 2005.
(2)	Mr. Thiessen resigned as President and Chief Executive Officer on July 10, 2005.
(3)

These options were granted as follows: 280,000 on October 10, 2003 at an exercise price of $0.55 per Share and expire on September 29, 2006; 200,000 May 20, 2004 at an exercise price of $1.36 per Share and expire on September 29, 2006; 300,000 on September 24, 2004 at an exercise price of $1.40 per Share and expire on September 20, 2006.

(4)	These options were granted on May 31, 2005 at an exercise of $1.15 per Share and expire on September 28, 2010.

Long-Term Incentive Plan Awards

Long term incentive plan (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”. LTIP’s do not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended September 30, 2005 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Russell E. Hallbauer	780,000	38.2%	$1.15	$1.15	September 28, 2010
Ronald W. Thiessen	Nil	NA	NA	NA	NA
Jeffrey R. Mason	Nil	NA	NA	NA	NA

The share options exercised by the Named Executive Officers during the financial year ended September 30, 2005 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options at FY-End ($) Exercisable/ Unexercisable
Russell E. Hallbauer	Nil	Nil	260,000 / 520,000	36,400 / 72,800
Ronald W. Thiessen	Nil	Nil	780,000 / Nil	207,200 / Nil
Jeffrey R. Mason	Nil	Nil	780,000 / Nil	207,200 / Nil

No share options were repriced on behalf of the Named Executive Officers during the financial year ended September 30, 2005.

Defined Benefit or Actuarial Plan Disclosure

There are no defined benefit or actuarial plans in place for the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer other than Mr. Hallbauer, who has an employment agreement with Hunter Dickinson Inc. and who is seconded to the Company.

There are no compensatory plan(s) or arrangement(s) with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Report of the Compensation Committee on the Compensation of Executive Officers and Others The purposes and responsibilities of the Compensation Committee with respect to compensation matters are to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. In furtherance of this purpose, the Compensation Committee has the following duties, responsibilities and authority:

(a)

To recommend to the Board of Directors the form and amount of compensation to be paid by the Company to the directors, including compensation to be paid in consideration of a director acting on a committee of the Board of Directors. The Compensation Committee will review the compensation of the Company’s directors at least annually and from time to time as deemed appropriate.

(b)

To annually review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the Chief Executive Officer, Chief Financial Officer and other senior officers (collectively, the “Officers”). The Compensation Committee will evaluate the performance of the Officers in light of those goals and review and recommend the Officers’ annual compensation and incentive plan participation levels and bases of participation. The Compensation Committee will recommend to the Board of Directors compensation of the Chief Executive Officer. The Chief Executive Officer must not be present during voting or deliberations of the Compensation Committee regarding the compensation of the Chief Executive Officer. The Compensation Committee will recommend to the Board of Directors the compensation for all other Officers of the Company. Determinations of compensation will include determination as to salary, bonus, incentive and unit compensation. In recommending the long-term incentive component of Officers’ compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the values of similar incentive awards to Officers at comparable companies, and the awards given to the Officers in past years.

(c)

To recommend on an annual basis the evaluation process and compensation structure for the Company’s other Employees. The Compensation Committee shall evaluate their performance and shall recommend the annual compensation, including salary, bonus, and incentive compensation. The Compensation Committee shall also provide oversight of management’s decisions concerning the performance and compensation of the Company’s employees.

(d)

Based upon input and recommendations from the Officers, to review the Company’s incentive compensation and other stock-based plans and recommend changes in such plans to the Board of Directors as needed, and to review and submit to the Board of Directors recommendations concerning new executive compensation or stock-based plans.

(e)	To administer the stock option plan.

Report on Executive Compensation

This report on executive compensation has been prepared by the Board of Directors. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company. As part of its mandate, the Board determines the type and amount of compensation for the President and Chief Executive Officer. The Board monitors the compensation of the Chief Operating Officer and the Chief Financial Officer. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company's Compensation Committee tracks and also retains independent compensation consultants for professional advice and as a source of competitive market information on compensation levels for the Company’s executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on companies earning comparable revenues in a similar industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Company's primary objective is to achieve certain strategic objectives and milestones. The Board approves executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. In the most recently completed fiscal year, no bonuses were paid to senior executives of the Company.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Vesting terms of options granted to senior executives are determined by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base cash compensation and variable cash compensation levels are based on market survey data provided to the Board by independent consultants.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the Chief Executive Officer with the interests of shareholders.

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on December 10, 2001, with the cumulative total return of the TSX Venture Exchange Composite Index:

Note:
1.	The TSX Venture Composite was established on December 10, 2001.

Compensation of Directors

To December 31, 2004, each director of the Company whether or not an executive officer, was paid an annual director’s fee of $2,400 and an additional fee of $600 for each meeting of directors attended. Each director who was a member of a committee received $2,400 for each committee of which he or she was a member and an additional fee of $600 for each committee meeting attended.

Effective January 1, 2005, the Board changed the compensation to $45,000 annually for each independent director plus an additional $5,000 for the Audit Committee’s Chairperson and $3,000 each for other Committee Chairperson. Executive officers do not receive additional compensation for serving as a director.

Russell E. Hallbauer was the only director who received options under the Company’s share option plan in his capacity as a director and an executive officer during the financial year ended September 30, 2005. See particulars of Mr. Hallbauer’s grant of options to purchase shares under the heading “Options”

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan which the Company currently has in place is the 2004 Share Option Plan (the “2004 Plan”) which was approved by shareholders on March 25, 2004 and accepted by the TSX Venture Exchange. As proposed under the heading “Particulars of other Matters to be Acted Upon”, management is proposing that shareholders adopt of a new incentive plan based on the rules of the Toronto stock exchange which has conditionally agreed to list the Company’s shares with such listing expected to be effected before the Meeting. The 2004 Plan has been established to provide incentive to qualified persons to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2004 Plan is administered by the Compensation Committee of the Board of Directors. The 2004 Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The 2004 Plan provides that the number of Shares issuable under the 2004 Plan, together with all of the Company's other existing share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Shares although the proposed plan will increase this to 12%. All options expire on a date not later than 10 years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended September 30, 2005:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Plan)	9,280,500	$1.17	1,065,232
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	9,280,500	$1.17	1,065,232

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who, generally speaking, is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2005, or has any interest in any material transaction in the current year other than as set out herein.

Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services to the Company. The details of this arrangement are described in the Company’s Annual Information Form filed at www.sedar.com for the year ended September 30, 2005.

MANAGEMENT CONTRACTS

Except as set out herein in respect of Hunter Dickinson Inc., there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1.           Increase of Authorized Common Share Capital

Pursuant to the Business Company Act (British Columbia) (the “BCA”) enacted in 2004, a company is permitted to have an unlimited number of shares as its authorized capital. Management believes it is not in the Company’s interests to have a fixed limit on the number of shares and hence is recommending that the Company adopt an unlimited number of authorized Common Shares and, as discussed below, also adopt an unlimited number of Preferred Shares.

The alteration of the Company’s authorized capital requires approval by an ordinary resolution of the shareholders, being a resolution passed by a majority of votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at a general meeting of a Company.

Accordingly, shareholders will be asked to approve the following resolutions:

Resolved that:

(a)           the maximum number of shares that the Company is authorized to issue be eliminated by providing that the Company is authorized to issue an unlimited (i.e. no maximum) number of Common Shares without par value;

(b)           the directors be authorized to file a Notice of Alteration with the British Columbia corporate registry officials and further authorized to execute such other documents and to do such things as may be required to effect the foregoing; and

(c)           further that the directors also be authorized to delay or abandon the implementation of the above resolutions if in their discretion it is not appropriate for any reason to proceed with the creation of the Preferred Shares.

The Board of Directors recommends that shareholders vote in favour of these resolutions. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolutions. The above resolutions, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

2.           Creation of Preferred Shares

The directors of the Company are proposing that the Company create a new class of preferred shares without par value with an unlimited authorized number (i.e. without a maximum number) issuable in series, and having such terms, rights and restrictions as may be determined by the Company’s directors for each such series (the “Preferred Shares”) within the terms of the class. The reason for recommending the creation of the Preferred Shares is to provide management with the flexibility to offer senior equity in possible future financings, strategic acquisitions and other corporate transactions. Each series of Preferred Shares would typically require stock exchange approvals before it is issued. The rights attached to a series could include for instance, a right of conversion into common shares or other securities of the Company, voting rights, cumulative or non-cumulative dividends, retraction, redemption, and priority over common shares in respect of entitlement to assets on wind-up.

Under the Articles (akin to by-laws) of the Company, the creation of a new class of shares requires the approval of the shareholders of the Company by an ordinary resolution. If such approval is obtained the Company will need new Articles (the New Articles) further described below to reflect the new class. Accordingly, shareholders will be asked to approve the following resolutions in order to alter the authorized share capital of the Company to create the class of Preferred Shares:

Resolved that:

(a)

the authorized share structure of the Company be altered to create a class of no par value Preferred Shares with an unlimited (i.e. no maximum) number of authorized shares having the class rights and restrictions as set forth in the New Articles ;

(b)	the Preferred Shares may be issued in series on such terms as determined by the Company’s directors in accordance with the class rights and restrictions;

(c)	there be attached to the class of Preferred Shares the special class rights and restrictions as set out in the New Articles of the Company which are to be tabled at the Meeting;

(d)	any director or officer of the Company be authorized to instruct its agents to file a Notice of Alteration of the Company to reflect the creation of the Preferred Shares; and

(e)

if the foregoing resolutions are passed, that the directors be further authorized to delay or abandon the implementation of these resolutions if in their discretion it is for any reason appropriate not to proceed with the creation of the Preferred Shares for any reason.

The Board of Directors recommends that shareholders vote in favour of the resolutions as the Company seeks additional flexibility to finance the Company’s business. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolutions.

Shareholders should be aware that a vote in favour of the transaction will provide the directors with wide latitude to create one or more series of Preferred Shares, which may be convertible into Common Shares, and to attach rights to such series that rank ahead of Common Shares in respect of entitlement to assets and dividends (but subject always however to the rights of the previously created series and corporate law).

3.           New Corporate Articles

Assuming the above resolutions authorizing the creation of the Preferred Shares are approved, the Company will require additional provisions in its Articles in order to properly deal with the rights and restrictions related to that new class of shares. Instead of merely amending the Company’s current Articles, management proposes that shareholders approve the adoption of the altogether New Articles which have been written to reflect both the necessary additional rights and restrictions pertaining to the Preferred Shares as described above, but as well to contain some additional changes over the current Articles for certain additional matters, the principal ones of which are as follows:

Provisions Dealing with Right to Further Amend the Articles and Notice of Articles

The Company’s current Articles provide that the authority to further amend the Articles requires, depending on the nature of the matter to be amended, either an ordinary resolution of shareholders, a special resolution of shareholders (66 2/3% of votes cast) or a directors’ resolution. The type of resolution needed is generally related to the significance of the type of amendment to the Articles so that the most far-reaching matters require the highest majority, i.e. a special resolution. The New Articles specifically clarify that the authority required to effect a share consolidation (reverse-split) or a share sub-division (share split) or a change of the name of the Company requires only a directors’ resolution. The New Articles provide that the attachment, variation and deletion of special rights and restrictions to any class of shares must be authorized by an ordinary resolution (except for the creation and issuance of one or more series of Preferred Shares which the Directors acting alone are authorized to do). Where a matter is not specifically designated as one requiring an ordinary or directors’ resolution, a special resolution is required. If the proposed amendment approved by ordinary resolution prejudices or interferes with the rights or special rights attached to any class or series of issued shares, then by the provisions of the Business Corporations Act, the consent of the holders of that class of shares by a separate special resolution of the class or series is also required.

Provisions Dealing With Shareholders’ Meetings

In addition to reflecting the present meeting notice and other provisions of the BCA relating to shareholders’ meetings, the New Articles provide that shareholders’ meetings may be held at such place, inside or outside of British Columbia, as is determined by the directors. The New Articles also have an increased shareholders’ meeting quorum requirement of 33-1/3% (up from 5% in the current articles) as required by the rules of the American Stock Exchange. If the required quorum is not achieved at the shareholders meeting when it is first called to order, then the New Articles provide that whatever number is actually represented in person or by proxy at the meeting when it is re-convened within the following 30 days, is deemed to be the quorum even if it is less than 33 1/3%.

The New Articles permit the giving of notice to shareholders, directors and officers by fax or e-mail in addition to regular mail or personal delivery and also permit shareholder voting via the internet.

Provision to Permit Elimination of Fractional Shares

The current Articles permit the Company to either round up or round down any fractional shares resulting from a share consolidation (reverse-split) or share subdivision (share split). The New Articles also provide that the directors may unilaterally cause the purchase for cancellation by the Company of any outstanding fractional shares of the Company by paying the holder thereof its fair value. This provision may in future be used to eliminate odd-lot shareholdings (less than 100 shares) if the directors determine that the cost of annual printing and mailing in connection with such odd-lots causes an undue financial burden on the Company.

Shareholders will be asked to approve the following special resolution in order to adopt the New Articles for the Company:

“Resolved, as a special resolution, that the Company adopt a new form of Articles in compliance with the Business Corporations Act (British Columbia) and substantially in the form as tabled at the Meeting, with such non-material amendments as the directors may approve, and that such New Articles not take effect until the Notice of Alteration is filed with the Registrar of Companies and that the directors are further authorized to delay or abandon implementation of this resolution if in their discretion they deem it appropriate to do so.”

The New Articles will be available at the Meeting and as well will be placed on Taseko’s website (click through from www.hdgold.com) from the date of mailing hereof until the date of the Meeting. The provisions from the New Articles dealing with the Preferred Shares are attached hereto as Schedule A. The Board of Directors recommends that shareholders vote in favour of the special resolution. A special resolution requires the affirmative vote of at least 66 2/3% of the shareholders represented in person or by proxy at the Meeting. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

4.           Proposal to Adopt 2006 Share Option Plan

The Company’s 2004 Plan was approved by shareholders at the Company’s annual general meeting held on March 25, 2004 and ratified and approved by the shareholders on April 5, 2005. Under the 2004 Plan, the total number of Common Shares reserved for share incentive options for granting at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”) is equal to ten (10%) percent of the issued and outstanding Common Shares in the capital stock of the Company from time to time (approximately 10,984,032 Common Shares at the date hereof). As at February 13, 2006, 8,270,700 (approximately 7.5% of the current issued and outstanding Common Shares) options are outstanding under the 2004 Plan. There remain only a further 2,713,332 (approximately 2.5% of the current issued and outstanding Common Shares) Common Shares available for granting as options under the 2004 Plan.

As of February 13, 2006, the Company has filed its listing application on the TSX Exchange (the “TSX”). The TSX permits a company to have a share option plan with a rolling maximum based on a percentage of a company’s outstanding securities. In addition, certain amendments to the options are permitted if the ability to amend the option is contained in the share option plan approved by shareholders.

In order to provide incentive to directors, officers, employees, management and others who provide services to the Company, to act in the best interests of the Company, the board approved, subject to regulatory and shareholder approval, a new share option plan (the “2006 Plan”) based on a rolling percentage of up to 12% of the Company’s outstanding Common Shares. At the date hereof there are 109,840,327 Common Shares issued and outstanding. Under the 2006 Plan, as the outstanding options are exercised and the issued and outstanding Common Shares of the Company increases, the percentage of options available for granting to eligible Optionees will increase however, all validly outstanding options under the 2004 Plan will be counted as if they had been issued under the 2006 Plan for calculating what may yet be issued under the 2006 Plan.

Material Terms of the 2006 Plan

The following is a summary of the material terms of the 2006 Plan:

(a)

persons who are directors, officers, employees, consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the 2006 Plan;

(b)	all options granted under the 2006 Plan are non-assignable and non-transferable and may have a maximum term of up to 10 years;

(c)

for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(d)

if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in investor relations activities);

(e)

the exercise price of the option is established by the board of directors at the time of the option is granted, subject to a the minimum exercise price of not less than the Market Price (as defined in the policies of TSX but generally speaking that is the undiscounted volume weighted five day average price);

(f)	no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in a one year period; and

(g)	subject to the policies of the TSX, the 2006 Plan may be amended without shareholder approval to:

	(i)	make amendments which are of a “housekeeping” or clerical nature only;

	(ii)	change the vesting provisions of an option;

	(iii)	change the termination provision of an option granted hereunder which does not entail an extension beyond the original expiry date of such option; and

	(iv)	make such amendments as reduce, and do not increase, the benefits of the 2006 Plan to potential option recipients.

Disinterested Shareholder Approval

In accordance with the requirements of the TSX and the terms of the 2006 Plan, the 2006 Plan must be approved by the disinterested shareholders if under the 2006 Plan:

a)	the number of options granted to insiders of the Company may exceed 10% of the Company’s outstanding listed Common Shares; and

b)	the number of options granted to insiders of the Company within a one year period may exceed 10% of the Company’s outstanding listed Common Shares.

“Disinterested Shareholder Approval” means the approval by a majority of the votes cast by all shareholders of the Company at the Meeting excluding votes attached to listed Common Shares beneficially owned by insiders of the Company to whom the options have been granted under the Existing Plan and associates of those insiders.

For the purposes of the disinterested shareholder vote, any Common Shares held by insiders entitled to benefit under the 2006 Plan, and their associates, will not be eligible to vote on the resolution. An insider is a director, or senior officer of the Company, a director or senior officer of a company that is an insider or subsidiary of the Company, and a person that beneficially owns or controls, directly or indirectly, voting Common Shares carrying more than 10% of the voting rights attached to all outstanding voting Common Shares of the Company.

At the Meeting, the Company’s transfer agent and registrar will be directed to exclude votes on this resolution by such insiders and associates.

If the resolution is not approved by the disinterested shareholders, then a second vote will be held where insiders and their associates will be permitted to vote, and the 2006 Plan may be approved; however, in this instance, insiders will not be granted options for more than 10% of the outstanding listed Common Shares and option grants to insiders in a one year period will not exceed 10% of the outstanding listed Common Shares.

At the Meeting, shareholders will be asked to consider and, if thought fit, pass a resolution as follows:

“Resolved that the Company adopt a share option plan to be referred to as the 2006 Plan and that a number of Common Shares equal to 12% of the Company’s Common Shares issued and outstanding at any time be reserved for issuance to eligible Optionees (less any shares already reserved under the 2004 Plan).”

Recommendation

The Company is of the view that the 2006 Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry. A full copy of the 2006 Plan will be available for inspection at the Meeting and at the Company’s website pending the Meeting.

2006The Board of Directors recommends that you vote in favour of the above resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s audited financial statements for the years ended September 30, 2005 and September 30, 2004 and the accompanying auditor’s report thereon and related management discussion and analysis. Copies of the Company’s most current interim financial statements and related management discussion and analysis, and additional information may be obtained from SEDAR at www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, February 23, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Russell E. Hallbauer
President and Chief Executive Officer

SCHEDULE “A”

ARTICLE 26
RESTRICTIONS ATTACHED TO PREFERRED SHARES Special Rights and Restrictions

26.1        The Preferred shares without par value shall have attached thereto the following special rights and restrictions:

(a)           The holders of the Preferred shares shall be entitled to receive notices of and to attend and vote at all Meetings of the shareholders of the Company in the same manner and to the same extent as are the holders of the Common shares;

(b)           The holders of the Preferred shares shall be entitled to receive, and the Company shall pay thereon as and when declared by the board of directors out of the monies of the Company properly applicable to the payment of dividends, dividends which shall be in the amounts and upon the conditions that shall have been agreed upon by the board of directors at the time of issuance and sale of each such share. More specifically, the directors of the Company shall be entitled, upon agreeing to sell a Preferred share, to contract as to the rate of dividends which will be paid on the share, if any, how often the dividends are to be paid, whether they are to be cumulative and whether the rate is fixed for the life of the share or shall be subject to declaration by the board of directors each year.

(c)           The holders of the Preferred shares shall be entitled to exchange them for Common shares in the capital of the Company; provided that when the directors agree to the issuance of any Preferred shares they shall be entitled to specify the terms, conditions and rates during which and upon which the holders of these Preferred shares subject to such specifications shall be entitled to exercise these conversion privileges.

(d)           The Company may, upon giving notice as hereinafter provided, redeem the whole or any part of the Preferred shares on payment for each share to be redeemed of the amount paid up thereon, together with all dividends declared thereon and unpaid; in case a part only of the then outstanding Preferred shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or, if the directors so determine, may be redeemed pro rata, disregarding fractions, and the directors may make such adjustments as may be necessary to avoid the redemption of fractional parts of shares; not less than thirty (30) days' notice in writing of such redemption shall be given by mailing such notice to the registered holders of the shares to be redeemed, specifying the date and place or places of redemption; if notice of any such redemption be given by the Company in the manner aforesaid and an amount sufficient to redeem the shares be deposited with any trust company or chartered bank in Canada as specified in the notice on or before the date fixed for redemption, dividends on the Preferred shares to be redeemed shall cease after the date so fixed for redemption and the holders thereof shall thereafter have no rights against the Company in respect thereof except, upon the surrender of certificates for such shares, to receive payment therefor out of the money so deposited; after the redemption price of such shares has been deposited with any trust company or chartered bank in Canada, as aforesaid, notice shall be given to the holders of any Preferred shares called for redemption who have failed to present the certificates representing such shares within two (2) months of the date specified for redemption that the money has been so deposited and may be obtained by the holders of the said Preferred shares upon presentation of the certificates representing such shares called for redemption at the said trust company or chartered bank. The Company will redeem such Preferred shares at the price so specified, provided the redemption will not be in breach of any of the provisions of the Business Corporations Act (British Columbia).

(e)           The Preferred shares shall rank, both as regards dividends and return of capital, in priority to all other shares of the Company, but shall not be entitled to any further right to participate in the profits or assets of the Company.

(f)           In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Preferred shares shall be entitled to receive, before any distribution of any part of the property and assets of the Company among the holders of any other shares, an amount equal to one hundred percent (100%) of the amount paid thereon and any dividends declared thereon and unpaid, and no more.

(g)           The directors of the Company may issue the Preferred shares in one or more series. In addition, the directors may, by resolution, alter the Notice of Articles to fix the number of shares in and to determine the designation of the shares of each series; the directors may also, by resolution, alter the Notice of Articles to create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the Preferred shares.